PORTER HOLDING INTERNATIONAL, INC.

Guowei Industrial Building #125, Guowei Road, Liantang, Luohu

Shenzhen, Guangdong, China, 518004

Julie Griffith

United States Securities and Exchange Commission,

100 F Street, NE

Washington, DC  20549

May 23, 2017

Re:                             Uni Line Corp.

Current Report on Form 8-K

Filed April 7, 2017

File No. 333-196336

Dear Ms. Griffith,

On behalf of Porter Holding International, Inc. (formerly known as Uni Line Corp.) (the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 9, 2017 with respect to the above-referenced Current Report on Form 8-K filed on April 7, 2017 (the “Original Form 8-K”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company.  References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.  Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Form 8-K (the “Amendment No. 2”) in response to the Staff’s comments.

Item 2.01, page 2

1. Please revise your disclosure to include all of the information required by Item 2.01 of Form 8-K, including a brief description of the assets acquired, the identity of the person or entity from which you acquired the assets, and the formula or principal that you used to determine the amount of consideration that you exchanged for the assets. In this regard, underlying contracts that effect the acquisition and the VIE structure should be included as part of this disclosure. Please furnish complete English translations for each of the exhibits with your amendment.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No.2 according to the Staff’s request.  All relevant underlying contracts, including the share purchase agreement that effected the acquisition and the VIE agreements have been filed as exhibits to the Original Form 8-K.

Business, page 3

Business Overview, Our Corporate History and Background, page 3

2. Please revise your Form 8-K to accurately describe the principal products you produce or the services that you render, in compliance with the applicable requirements of Item 1 of Form 10 and Item 101 of Regulation S-K. Revise the disclosure in the first sentence to state what online services you expect to provide and the nature of the businesses to which you expect to offer your services. Further, revise the disclosure throughout the Business section to clarify whether you are in the commercial real estate, cloud computing, or logistics business, or some other business not readily identifiable from the disclosure.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No.2 according to the Staff’s request. We clarified that we currently do not intend to be engaged in the commercial real estate development.  However we intend to provide big data analysis and logistic business in the future.

3. Revise your disclosure at the top of page 3 to clarify what you mean by “an innovative O2O (online to offline) business platform operator covering both online E-commerce and offline commercial chain entity of three-dimensional synchronous operation together with integrated comprehensive services for customer manufacturing enterprises.” For instance, please clarify what the online business platforms will be versus the physical facilities you may provide for customers. We also note your disclosure in the opening paragraph on page 1 that your business plan is based on a relatively new model. Please clarify in your Business Overview section why you feel your business plan is a relatively new model, explain briefly what an O2O business model is, and how your company fits that model.

COMPANY RESPONSE: We have revised our disclosure in the Amendment No.2 according to the Staff’s request.

4. We note your disclosure that you did not generate any revenue from your prior business, freshly squeezed juices, and that you derived all of your 2016 revenue from one customer. Please revise this section to include a discussion of the specific types of revenue you earned and the nature of the services or goods that you have provided to the customer to date. Please also file any material contracts related to the company’s relationship with this customer as exhibits with your amendment, if applicable.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No.2 according to the Staff’s request and filed the contract that our VIE entity, Shenzhen Yihuilian Information Consulting Co. Ltd. (“Yihuilian”) entered into with China Payment Technology Co., Ltd. as Exhibit 10.12 to the Amendment No. 2.  In addition, we filed the agreement between Yihuilian and Shenzhen Xinghua Tongfu Technology Co., Ltd., the second customer from whom we generated approximately 9.3% our revenues during the three months ended March 31, 2017, as Exhibit 10.13 to the Amendment No. 2.

Sales and Marketing, page7

5. Please clarify here what products and services you are marketing.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No.2 and clarified the products and services that we are marketing.

Our customers, page 7

6. We note your disclosure on page 7 that you have one customer that accounted for all of your revenues. Please furnish the information required by Item 101(c)(vii) of Regulation S-K regarding the name of the customer.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No. 2 and disclosed the name of the customer.

Our Intellectual Property, page 7

7. Please revise your Intellectual Property disclosure to include the reasons that the patents are important to your business and the duration of each of the patents. Please also describe each patent using terms that are meaningful to investors and avoiding jargon. Refer to Item 101(c)(iv) of Regulation S-K.

COMPANY RESPONSE:  Except for the registered trademarks, copyrights and registered domain names that we disclosed in the Original Form 8-K, we do not own any patent, either granted or pending.  As a result, we cannot assess the importance of patents to our current business.

Our Competition, page 9

8. Please revise your disclosure to include all of the information required by Item 101(c)(x) of Regulation S-K, including the principal methods which you would expect other businesses to use in competing with yours. Please also explain how your business relates to commercial shopping centers and E-commerce business, which are both mentioned here.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No. 2 and disclosed the information required by Item 101(c)(x) of Regulation S-K.  We also indicated that traditional shopping centers may also be our potential competitors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

9. We note that the company currently has a working capital deficit of $531,125. Please revise your Business section to include a discussion of your practices and industry practices regarding working capital items, as required by Item 101(c)(vi) of Regulation S-K. If the nature of your business renders this discussion immaterial, tell us why in your response.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No.2 according to the Staff’s request.

Properties, page 36

10. We note that you have 40 employees and that the size of your offices is less than 10,000 square feet. Please tell us how you accommodate your employees.

COMPANY RESPONSE:  Currently most of our employees work in cubicle office settings to save spaces and rental costs.  Our cubicles are usually equipped with a computer desk, an office chair and a filing cabinet.  As result, we have sufficient spaces to accommodate our current employees.  As the Company expands its operations, it is expected that we will hire more employees and leases more office spaces to accommodate additional employees.

11. Please file the property lease as an exhibit with your amendment.

COMPANY RESPONSE:  We have filed the relevant property leases as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to the Amendment No. 2.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun at (202)-618-1519, of Bevilacqua PLLC, our outside counsel.

Sincerely,

/s/ Zonghua Chen
Zonghua Chen, President
Porter Holding International, Inc.